350 East Las Olas Boulevard Las Olas Centre II, Suite 1150 P.O. Box 30310 Fort Lauderdale, FL 33303-0310 954.759.2763 Direct 954.462.4150 Main 954.462.4260 Fax jmayersohn@ralaw.com www.ralaw.com

November 21, 2011

United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, DC 20549-3628 Attention: Amanda Ravitz Assistant Director

Re:	Cyclone Power Technologies, Inc. Registration Statement on Form 10 Amended October 31,2011 File No. 000-54449

Dear Ms. Ravitz:

The purpose of this letter is to provide the Company’s responses to the November 17, 2011 Comment Letter to Mr. Harry Schoell, Chairman Chief Executive Officer of Cyclone Power Technologies, Inc. (the “Company”).  This letter indicates how the Company proposes to respond to your comments and provide certain information requested by you in the Comment Letter.  For your convenience, we have restated the comments from the Comment Letter below followed by the Company’s responses.

Business model, page 2

COMMENT 1.
Please reconcile your description of the term of the Advent Power Systems Agreement with section 3.2 of the agreement filed as Exhibit 10.12.  Also, please clarify whether Advent’s license to develop motive power engines for the U.S. military is exclusive.

Response:	The document has been revised accordingly.

COMMENT 2.	Given your response to prior comment 5, please provide us with a copy of your subcontractor agreement with Advent. Also, tell us how you concluded that you need not file this agreement as an exhibit.

Response:	Cyclone’s subcontractor agreement with Advent was previously filed as Exhibit 10.11 with Amendment #1 to the Form 10.

New York	Cleveland	Toledo	Akron	Columbus	Cincinnati
Washington, D.C.	Tallahassee	Orlando	Fort Myers	Naples	Fort Lauderdale

United States Securities and Exchange Commission
November 21, 2011

Recent Sales of Unregistered Securities, page 30

COMMENT 3.
Your revisions in response to prior comment 15 do not address how the exemption under section 4(2) was available to you for sales of shares to your employees or customer; therefore, we reissue the comment.

Response:	The document has been revised accordingly.

Consolidated Financial Statements, page F-1

Audited Financial Statements for the Years Ended December 31, 2010 and 2009

Note 1.  Organizational and Significant Accounting Policies, page F-28

Inventory, page F-30

COMMENT 4.
Please revise to more clearly disclose how you measure and account for the direct costs incurred on your customer arrangements, such as the costs of developing prototypes or engine design drawings.  In that regard, please also clarify how you separate costs capitalized as inventory from costs expensed as research and development.

Response:	The document has been revised accordingly.

Note 11.  Stock Options and Warrants, page F-37

B.  Common Stock Warrants, page F-38

COMMENT 5.
Under “Commitments,” please reconcile the accounting policy disclosure which indicates that the value of the warrants will be amortized proportionately with revenues with the accounting in the financial statements, where you appear to be recording the fair value of the warrants as expense currently under the accounting guidance applicable to derivatives.

Response:	The document has been revised accordingly.

Exhibits

COMMENT 6.	It appears you have not filed the specifications addendum to Exhibit 10.10 as you claim in response to prior comment 37. Please file the complete agreement.

Response:	Exhibit 10.10 has been refiled with the requested addendum.

United States Securities and Exchange Commission
November 21, 2011

We would appreciate the cooperation of Staff in working with us to address any future comments the Staff may have.  We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Very truly yours,

/s/ Joel D. Mayersohn

Joel D. Mayersohn

JDM/dcb

cc:  Harry Schoell